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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Orion HealthCorp, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

68627W 10 9

(Cusip Number)

Paul H. Cascio
Brantley Partners
3201 Enterprise Parkway, Suite 350
Beachwood, Ohio 44122
(216) 464-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68627W 10 9			Page 2 of 21

1.	Name of Reporting Person: Brantley Venture Partners III, L.P.		I.R.S. Identification Nos. of above persons (entities only): 34-1757020

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,321,649 shares of Class A Common Stock

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,321,649 shares of Class A Common Stock

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,321,649 shares of Class A Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 68627W 10 9			Page 3 of 21

1.	Name of Reporting Person: Brantley Venture Management III, L.P.		I.R.S. Identification Nos. of above persons (entities only): 34-1757019

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,321,649 shares of Class A Common Stock†

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,321,649 shares of Class A Common Stock†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,321,649 shares of Class A Common Stock†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.6%†

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 68627W 10 9			Page 4 of 21

1.	Name of Reporting Person: Brantley Partners IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 34-1859314

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,098,737 shares of Class A Common Stock*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 11,098,737 shares of Class A Common Stock*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,098,737 shares of Class A Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.8%*

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 68627W 10 9			Page 5 of 21

1.	Name of Reporting Person: Brantley Venture Management, IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 34-1859308

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,098,737 shares of Class A Common Stock*†

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,098,737 shares of Class A Common Stock*†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,098,737 shares of Class A Common Stock*†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 56.8%*†

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 68627W 10 9			Page 6 of 21

1.	Name of Reporting Person: Brantley Capital Corporation		I.R.S. Identification Nos. of above persons (entities only): 34-1838462

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,071,551 shares of Class A Common Stock*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,071,551 shares of Class A Common Stock*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,071,551 shares of Class A Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.5%*

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 68627W 10 9			Page 7 of 21

1.	Name of Reporting Person: Brantley Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 31-1511444

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,071,551 shares of Class A Common Stock*†

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,071,551 shares of Class A Common Stock*†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,071,551 shares of Class A Common Stock*†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.5%*†

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 68627W 10 9			Page 8 of 21

1.	Name of Reporting Person: Pinkas Family Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 34-1578751

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,420,386 shares of Class A Common Stock*†

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,420,386 shares of Class A Common Stock*†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,420,386 shares of Class A Common Stock*†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.7%*†

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 68627W 10 9			Page 9 of 21

1.	Name of Reporting Person: Robert P. Pinkas		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 17,491,937 shares of Class A Common Stock*†

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 17,491,937 shares of Class A Common Stock*†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,491,937 shares of Class A Common Stock*†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 79.6%*†

14.	Type of Reporting Person (See Instructions): IN

*	These beneficial ownership calculations include the Class A Common Stock of Orion HealthCorp, Inc. issuable upon conversion of the Class B Common Stock. The calculations assume an initial conversion factor for the Class B Common Stock calculated as described in Item 3. As described more fully in Item 3, the conversion price is subject to change based on the price per share of Class A Common Stock and the interest accrued on the purchase price of the Class B Common Stock at the time of conversion.

†	The filing person has disclaimed beneficial ownership of certain shares, see Item 5.

     Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 1. Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”) of Orion HealthCorp, Inc., a Delaware corporation (“Orion”, or the “Company”).

     The principal executive offices of the Company are located at 1805 Old Alabama Road, Suite 350, Roswell, Georgia 30076.

Item 2. Identity and Background.

     (a) Name

     This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Brantley Venture Partners III, L.P. (“Brantley III”), a Delaware limited partnership, (2) Brantley Venture Management III, L.P. (“Brantley III Management”), a Delaware limited partnership, (3) Brantley Partners IV, L.P. (“Brantley IV”), a Delaware limited partnership, (4) Brantley Venture Management IV, L.P. (“Brantley IV Management”), a Delaware limited partnership, (5) Brantley Capital Corporation (“Brantley Capital”), a Maryland corporation, (6) Brantley Capital Management, L.L.C., a Delaware limited liability company (“Brantley Capital Management”), (7) Pinkas Family Partners, L.P., a Delaware limited partnership (“Pinkas LP”), and (8) Robert P. Pinkas. The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 27, 2004, a copy of which is filed herewith as Exhibit I, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the 1934 Act.

     The sole general partner of Brantley III is Brantley III Management. Pinkas LP is a general partner of Brantley III Management and holds a majority of the general partnership interests in Brantley III Management. The sole general partner of Pinkas LP is Mr. Pinkas. The other general partners of Brantley III Management are Michael J. Finn and Paul H. Cascio.

Page 10 of 21 Pages

     The sole general partner of Brantley IV is Brantley IV Management. Pinkas LP is a general partner of Brantley IV Management and holds the majority of the general partnership interests in Brantley IV Management. The sole general partner of Pinkas LP is Mr. Pinkas. The other general partners of Brantley IV Management are Cascio Investment Co., LLC and The Finn Limited Partnership (collectively, the “Minority Partners”).

     Brantley Capital is a publicly-traded company. The directors and executive officers of Brantley Capital, who include Robert P. Pinkas, Michael J. Finn and Paul H. Cascio, are set forth on Schedule A hereto (collectively, the “Brantley Principals”).

     Brantley Capital Management serves as investment adviser for Brantley Capital Corporation. Mr. Pinkas holds the majority of the membership interests in Brantley Capital Management. The other members of Brantley Capital Management are Michael J. Finn, Paul H. Cascio, Kevin J. Cook, Jeffrey D. Kadlic, Tab A. Keplinger and Shawn M. Wynne (collectively, the “Brantley Capital Management Members”).

     (b) Principal Business Address

     The principal business address of each of the Reporting Persons, the Brantley Capital Management Members, the Minority Partners and the Brantley Principals is 3201 Enterprise Parkway, Suite 350, Beachwood, Ohio 44122.

     (c) Principal Business

     The principal business of each of Brantley III and Brantley IV is that of an investment limited partnership. The principal business of Brantley III Management is that of acting as a general partner of Brantley III, and the principal business of Brantley IV Management is that of acting as a general partner of Brantley IV. The principal business of Pinkas LP is that of acting as a general partner of Brantley III Management, Brantley IV Management and certain other affiliates of the Reporting Persons. The principal business of each of the Minority Partners is that of acting as a general partner of Brantley IV Management.

     The principal business of Brantley Capital is that of a closed-end, non-diversified investment company that is regulated as a business development company under the Investment Company Act of 1940. The principal business of Brantley Capital Management is that of investment adviser for Brantley Capital Corporation.

     The principal occupations of the Brantley Principals appear in Schedule A. The principal occupations of all of the Brantley Capital Management Members except for Messrs. Cook and Kadlic are also contained in Schedule A. The principal occupation of Kevin J. Cook is a principal of Brantley IV, and the principal occupation of Jeffrey D. Kadlic is an associate of Brantley IV.

Page 11 of 21 Pages

     (d) and (e) No Convictions or Proceedings.

     During the last five years, none of the Reporting Persons, the Minority Partners, the Brantley Capital Management Members or the Brantley Principals: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship

     Mr. Pinkas is a citizen of the United States, Brantley Capital is organized under the laws of the State of Maryland, and each of the other Reporting Persons is organized under the laws of the State of Delaware. Each of the Minority Partners is organized under the laws of the State of Ohio. Each of the Brantley Principals and the Brantley Capital Management Members is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares reported as beneficially owned were acquired pursuant to a series of transactions consummated by the Company on December 15, 2004 (the “Closing”) that resulted in a change of control of the Company through the acquisition of three new businesses and issuance of new equity securities in consideration for cash and the contribution of outstanding debt. These transactions included the acquisition by the Company of Integrated Physician Solutions, Inc. (“IPS”). In connection with this acquisition the Company issued Class A Common Stock to stockholders of IPS pursuant to a merger agreement (as amended, the “IPS Merger Agreement”). Orion also issued Class A Common Stock to certain holders of the debt of IPS pursuant to a debt exchange agreement (as amended, the “Debt Exchange Agreement”).

     The transactions included an equity financing in which Orion issued Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”) of the Company to a group of investors, including Brantley IV and Brantley Capital, in consideration for a cash investment in the Company by such investors. In connection with the consummation of the transactions, Orion also refinanced its bank debt and entered into a new credit facility. Brantley IV and Brantley Capital provided guarantees of the Company’s new credit facility and received warrants in consideration for such guarantees. As a result of such transactions, Brantley Capital, Brantley III and Brantley IV now collectively own the majority of the voting stock of the Company.

     The shares of Class A Common Stock that Brantley III has reported as beneficially owned were acquired (i) by Brantley III exchanging notes in the aggregate principal amount of $1,271,171.40 for 657,874 shares of Class A Common Stock pursuant to the Debt Exchange Agreement, and (ii) pursuant to the IPS Merger Agreement, as a result of Brantley III’s ownership of capital stock of IPS. Brantley IV purchased Class B Common Stock for an aggregate purchase price of $9,000,000 in cash plus cash in the amount of $128,350, which

Page 12 of 21 Pages

amount equaled the accrued but unpaid interest immediately prior to the Closing owed to a subsidiary of Brantley IV on amounts advanced prior to October 23, 2003 (the “Base Bridge Interest Amount”). Brantley Capital purchased Class B Common Stock for an aggregate purchase price of $2,000,000. The shares of Class A Common Stock Brantley Capital has reported as beneficially owned were acquired (i) by Brantley Capital exchanging notes in the aggregate principal amount of $1,985,447.60 and $593,100 of debt in respect of accrued dividends for 981,431 shares of Class A Common Stock pursuant to the Debt Exchange Agreement, and (ii) pursuant to the IPS Merger Agreement, as a result of Brantley Capital’s ownership of capital stock of IPS.

     All of the shares acquired for cash consideration were acquired with working capital of the acquiring party and no shares were acquired with borrowed funds.

     The Class B Common Stock held by Brantley Capital and Brantley IV is convertible into shares of Class A Common Stock at any time based on a conversion factor in effect at the time of the conversion. The conversion factor is designed to yield one share of Class A Common Stock per share of Class B Common Stock converted, plus such additional shares of Class A Common Stock, or portions thereof, necessary to approximate the unpaid portion of the return of the original purchase price for the Class B Common Stock less the Base Bridge Interest Amount, plus an amount equal to nine percent (9%) per annum on the amount of the original purchase price less the Base Bridge Interest Amount, without compounding, from the date the Class B Common Stock was first issued to the date of conversion. The conversion factor is calculated based on a number equal to one plus the quotient of the purchase price of the Class B Common Stock less the Base Bridge Interest Amount, plus 9% per annum (not compounded), divided by the fair market value (which is determined by reference to the prices at which Class A Common Stock trades immediately prior to the conversion). Therefore, so long as the Class B Common Stock has not yet received a full return of its purchase price and the accrued amount, if the market value of a share of Class A Common Stock increases, a share of Class B Common Stock will convert into fewer shares of Class A Common Stock, and if the market value of Class A Common Stock shares decreases, a share of Class B Common Stock will convert into more shares of Class A Common Stock. In addition, since the conversion factor is designed to yield additional shares of Class A Common Stock, or portions thereof, necessary to approximate the unpaid portion of the return of the original purchase price for the Class B common stock plus the accrued amount, assuming everything else remained the same, the number of shares of Class A Common Stock issuable upon conversion of the Class B common Stock would continually increase.

     In determining the number of shares of Class A Common Stock attributable to the Reporting Persons as a result of the conversion of Class B Common Stock, an initial conversion factor was used. Such conversion factor is based on the closing market price of the common stock of Orion on the day prior to the Closing (adjusted for the reverse stock split that took place in connection with the Closing) and assumes no accrual.

Page 13 of 21 Pages

Item 4. Purpose of Transaction.

     As a result of the transactions described in Item 3, Brantley Capital, Brantley III and Brantley IV now collectively own the majority of the voting stock of the Company. The shares of Class A Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Company’s common stock, as well as the Company’s financial position and operations and retain the right to change their investment intent. Depending upon a continuing assessment and upon future developments and contingent upon any restrictions contained in agreements to which the Reporting Persons are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Class A Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions.

     Pursuant to a Stockholders Agreement, dated as of December 15, 2004 (the “Stockholders Agreement”), filed herewith as Exhibit II, as amended from time to time, each of Brantley III, Brantley IV and Brantley Capital have agreed to cast all votes necessary to elect as members of the board of directors of the Company one director as shall have been nominated by each of Brantley III, Brantley IV and Brantley Capital. Brantley III, Brantley IV and Brantley Capital disclaim that they are part of a “group” by virtue of the Stockholders Agreement for purposes of Section 13(d)(3) of the 1934 Act, and each disclaims beneficial ownership of all securities of the Company held by any other party to the Stockholders Agreement.

     Pursuant to the transactions described in Item 3, Brantley IV also received the option to purchase shares of Class A Common Stock for cash in an amount up to an aggregate of $3 million from time to time after the Closing, subject to the approval of a majority of the unaffiliated members of the board of directors of Orion, at a price equal to the lesser of $1.25 per share or 70% of the daily average of the high and low trading prices of the Class A Common Stock for the twenty trading days preceding the date of the Closing. Other than as described above and in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company’s business or corporate structure;

Page 14 of 21 Pages

     (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

     (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

     (a) As of the date hereof, Brantley III owns a total of 2,321,649 shares of Class A Common Stock, or approximately 27.6% of the outstanding shares based on 8,425,632 shares outstanding (the “Outstanding Shares”) as of December 15, 2004.

     As of the date hereof, Brantley IV beneficially owns a total of 11,098,737 shares of Class A Common Stock consisting of 7,863,996 shares of Class B Common Stock convertible (based on the initial conversion factor described in Item 3, the “Initial Conversion Factor”) into 11,078,282 shares of Class A Common Stock, and warrants exercisable for 20,455 shares of Class A Common Stock, or approximately 56.8% of the sum of the Outstanding Shares and the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the exercise of the warrants. As described in Item 3, Brantley IV may be entitled to additional shares of Class A Common Stock upon conversion of the Class B Common Stock as a result of interest on the purchase price of the Class B Common Stock or reductions in the market price of Class A Common Stock.

     As of the date hereof, Brantley III Management may be deemed, in its capacity as general partner of Brantley III, to indirectly beneficially own a total of 2,321,649 shares of Class A Common Stock consisting of 2,321,649 shares of Class A Common Stock, or approximately 27.6% of the Outstanding Shares. Brantley III Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

     As of the date hereof, Brantley IV Management may be deemed, in its capacity as general partner of Brantley IV, to indirectly beneficially own a total a total of 11,098,737 shares of Class A Common Stock consisting of 7,863,996 shares of Class B Common Stock convertible (based on the Initial Conversion Factor) into 11,078,282 shares of Class A Common Stock, and warrants exercisable for 20,455 shares of Class A Common Stock or approximately 56.8% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the exercise of the warrants. Brantley IV Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

Page 15 of 21 Pages

     As of the date hereof, Brantley Capital owns a total of 4,071,551 shares of Class A Common Stock of the Company consisting of 1,629,737 shares of Class A Common Stock, 1,722,983 shares of Class B Common Stock convertible (based on the Initial Conversion Factor) into 2,437,269 shares of Class A Common Stock, and warrants exercisable for 4,545 shares of Class A Common Stock, or approximately 37.5% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the exercise of the warrants. As described in Item 3, Brantley Capital may be entitled to additional shares of Class A Common Stock upon conversion of the Class B Common Stock as a result of interest on the purchase price of the Class B Common Stock or reductions in the market price of Class A Common Stock.

     As of the date hereof, Brantley Capital Management may be deemed, in its capacity as investment adviser for Brantley Capital, to indirectly beneficially own a total of 4,071,551 shares of Class A Common Stock consisting of 1,629,737 shares of Class A Common Stock, 1,722,983 shares of Class B Common Stock convertible (based on the Initial Conversion Factor) into 2,437,269 shares of Class A Common Stock, and warrants exercisable for 4,545 shares of Class A Common Stock, or approximately 37.5% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the exercise of the warrants. Brantley Capital Management disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

     As of the date hereof, Pinkas LP may be deemed, in its capacity as general partner of Brantley III and Brantley IV, to indirectly beneficially own a total of 13,420,386 shares of Class A Common Stock consisting of 2,321,649 shares of Class A Common Stock, 7,863,996 shares of Class B Common Stock convertible (based on the Initial Conversion Factor) into 11,078,282 shares of Class A Common Stock and warrants exercisable for 20,455 shares of Class A Common Stock, or approximately 68.7% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and the exercise of the warrants. Pinkas LP disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein.

     As of the date hereof, Mr. Pinkas may be deemed, by virtue of his relationships with the other Reporting Persons, to indirectly beneficially own a total of 17,491,937 shares of Class A Common Stock consisting of 3,951,386 shares of Class A Common Stock, 9,586,979 shares of Class B Common Stock convertible (based on the Initial Conversion Factor) into 13,515,551 shares of Class A Common Stock and warrants exercisable for 25,000 shares of Class A Common Stock, or approximately 79.6% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and exercise of the warrants. Mr. Pinkas disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the Stockholders Agreement, Brantley III, Brantley IV and Brantley Capital may be deemed to be part of a “group” for purposes of Section 13(d)(3) of the 1934 Act. Pursuant to the Stockholders Agreement, each of Brantley III, Brantley IV and Brantley Capital have agreed to cast all votes

Page 16 of 21 Pages

necessary to elect as members of the board of directors of the Company one director as shall have been nominated by each of Brantley III, Brantley IV and Brantley Capital, as described in Item 4. Brantley III, Brantley IV and Brantley Capital disclaim that they are part of a “group” by virtue of the Stockholders Agreement, and each disclaims beneficial ownership of all securities of the Company held by any other party to the Stockholders Agreement.

     In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a “group” for purposes of Section 13(d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a “group” by virtue of the relationships described herein, and each disclaims beneficial ownership of all securities of the Company held by any other entity except to the extent of its pecuniary interest therein.

     (b) As of the date hereof, Brantley III beneficially owns shares representing approximately 27.6% of the Outstanding Shares. Brantley III has sole voting and dispositive power with respect to such shares.

     As of the date hereof, Brantley III Management, as the sole general partner of Brantley III, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley III, representing approximately 27.6% of the Outstanding Shares. The filing of this Statement shall not be construed as an admission that Brantley III Management, Pinkas LP, any of the Brantley Principals, or Mr. Pinkas are beneficial owners of such shares held by Brantley III.

     As of the date hereof, Brantley IV beneficially owns shares representing approximately 56.8% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, or exercise of warrants, held by Brantley IV. Brantley IV has sole voting and dispositive power with respect to such shares.

     As of the date hereof, Brantley IV Management, as the sole general partner of Brantley IV, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley IV, representing approximately 56.8% of the sum of the Outstanding Shares plus shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, or exercise of warrants, held by Brantley IV. The filing of this Statement shall not be construed as an admission that Brantley IV Management, Pinkas LP, the Minority Partners, any of the Brantley Principals, or Mr. Pinkas are beneficial owners of such shares held by Brantley IV.

     As of the date hereof, Brantley Capital beneficially owns shares representing approximately 37.5% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, or exercise of warrants, held by Brantley Capital. Brantley Capital has sole voting and dispositive power with respect to such shares.

Page 17 of 21 Pages

     As of the date hereof, Brantley Capital Management, as the investment adviser for Brantley Capital, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley Capital, representing approximately 37.5% of the sum of the Outstanding Shares plus the shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, or exercise of warrants, held by Brantley Capital. The filing of this Statement shall not be construed as an admission that Brantley Capital Management, the Brantley Capital Management Members, any of the Brantley Principals, or Mr. Pinkas are beneficial owners of such shares held by Brantley Capital.

     As of the date hereof, Pinkas LP, as general partner of Brantley III and Brantley IV, may be deemed to share voting and dispositive power with respect to shares currently held by Brantley III and Brantley IV, representing approximately 68.7% of the sum of the Outstanding Shares plus shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, or exercise of warrants, held by Brantley IV. The filing of this Statement shall not be construed as an admission that Pinkas LP, the Minority Partners, the Brantley Principals, or Mr. Pinkas are beneficial owners of such shares held by Brantley III and Brantley IV.

     As of the date hereof, Mr. Pinkas, due to his relationships with the other Reporting Persons, may be deemed to share voting and dispositive power with respect to shares currently held by the other Reporting Persons representing approximately 79.6% of the sum of the Outstanding Shares plus shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock, or exercise of warrants, held by Brantley Capital or Brantley IV. The filing of this Statement shall not be construed as an admission that Mr. Pinkas, the Brantley Capital Management Members, the Minority Partners or any of the Brantley Principals are beneficial owners of such shares held by the other Reporting Persons.

     (c) See Item 3 for the descriptions of the transactions in which the securities owned by the Reporting Persons were acquired, which were the only transactions in the securities of the Company by the Reporting Persons in the past sixty days.

     (d) No person other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Statement are incorporated herein by reference. Brantley III, Brantley IV and Brantley Capital are party to the Stockholders Agreement described in Item 4.

Page 18 of 21 Pages

Item 7. Material to be Filed as Exhibits.

I	Joint Filing Agreement, dated as of December 27, 2004.
II	Stockholders Agreement, dated as of December 15, 2004 (incorporated by reference to Exhibit 10.14 to the Orion HealthCorp, Inc. Form 8-K filed December 21, 2004).

Page 19 of 21 Pages

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 27, 2004	BRANTLEY VENTURE PARTNERS III, L.P.

	By:	Brantley Venture Management III, L.P., its general partner

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT III, L.P.

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY PARTNERS IV, L.P.

	By:	Brantley Venture Management IV, L.P., its general partner

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT IV, L.P.

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY CAPITAL CORPORATION

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Vice President

Page 20 of 21 Pages

BRANTLEY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Robert P. Pinkas

	Name:	Robert P. Pinkas
	Title:	Manager

PINKAS FAMILY PARTNERS, L.P.,

By:	/s/ Robert P. Pinkas

	Name:	Robert P. Pinkas
	Title:	Authorized Signatory

Robert P. Pinkas

Robert P. Pinkas

Page 21 of 21 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
BRANTLEY CAPITAL CORPORATION

Name/Title	Principal Occupation
Robert P. Pinkas, Chairman of the Board, Chief Executive Officer, Treasurer and Director	Chairman of the Board, Chief Executive Officer, and Treasurer of Brantley Capital Corporation

Michael J. Finn, President	President of Brantley Capital Corporation

Tab A. Keplinger, Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Brantley Capital Corporation

Shawn M. Wynne, Vice President	Vice President of Brantley Capital Corporation

Paul H. Cascio, Vice President, Secretary and Director	Vice President and Secretary of Brantley Capital Corporation

L. Patrick Bales, Director	Partner with Bales Partners, Inc.

Phillip Goldstein, Director	Investment Adviser and President of Kimball and Winthrop, Inc.

Peter Saltz, Director	Consultant to KraftMaid Cabinetry, Inc.

Gerald Hellerman, Director	Principal of Hellerman Associates

James P. Oliver, Director	Partner at Squire, Sanders & Dempsey L.L.P.

EXHIBIT I

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 27, 2004	BRANTLEY VENTURE PARTNERS III, L.P.

	By:	Brantley Venture Management III, L.P.,
its general partner

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT III, L.P.

	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY PARTNERS IV, L.P.

	By:	Brantley Venture Management IV, L.P., its general partner
	By:	/s/ Paul H. Cascio

		Name:	Paul H. Cascio
		Title:	Authorized Signatory

BRANTLEY VENTURE MANAGEMENT IV, L.P.

By:	/s/ Paul H. Cascio

	Name:	Paul H. Cascio
	Title:	Authorized Signatory

BRANTLEY CAPITAL CORPORATION

By:	/s/ Paul H. Cascio

	Name:	Paul H. Cascio
	Title:	Vice President

BRANTLEY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Robert P. Pinkas

	Name:	Robert P. Pinkas
	Title:	Manager

PINKAS FAMILY PARTNERS, L.P.

By:	/s/ Robert P. Pinkas

	Name:	Robert P. Pinkas
	Title:	Authorized Signatory

/s/ Robert P. Pinkas

Robert P. Pinkas